UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

General Form for Registration of
Securities of Small Business Issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Pacific Stratus Ventures Ltd.
(Name of Small Business Company as Specified In Its Charter)

British Columbia, Canada (State of Incorporation)	Not Applicable (I.R.S. Employer Identification No.)

1030 West Georgia Street, Suite 707
Vancouver, British Columbia, Canada V6E 2Y3,
                          (604) 689-2646
(Address and telephone number of Registrant's principal
executive offices and principal place of business)

Securities to be registered under Section 12(b) of the Act:
None

Securities to be registered under Section 12(g) of the Act:

Title of each class to be so registered Common Stock (no par value)	Name of each exchange on which each class is to be registered N/A

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the fact that the Company is a development stage company, will need additional financing to develop its business plan and other risks and uncertainties described under "Description of Business - Risk Factors" in this Form 10-SB.

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one Canadian dollar ("Cdn$") expressed in terms of one United States dollar ("US$") in effect at the end of the following periods, and the average exchange rates and the range of high and low exchange rates for such periods.

	U.S. Dollars Per Canadian Dollar Fiscal Year Ended December 31,
	2001	2000	1999	1998	1997
End of period	0.6279	0.6669	0.6925	0.6504	0.6999
High for the period	0.6697	0.6969	0.6925	0.7105	0.7487
Low for the period	0.6241	0.6410	0.6535	0.6341	0.6945
Average for the period	0.6457	0.6732	0.6730	0.6740	0.7221

Exchange rates are based upon the noon buying rate in New York City for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on March 1, 2002 as reported by the Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.5955 (US$1.00 = Cdn$0.6267. Unless otherwise indicated, in this Registration Statement on Form 10-SB (the "Registration Statement" or "Form 10-SB") all references herein are to Canadian dollars.

PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

History of the Company

Incorporation/Name Changes/Initial Business

Pacific Stratus Ventures Ltd. (the "Company"), was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on January 8, 1986 under the name of 9003 Investments Ltd. On October 30, 1986, the Company changed its name to Geneve Cosmeceuticals Inc. and consolidated its share capital on a 5:1 basis. The Company's name was then changed to Pacific Concord Holding (Canada) Limited on August 29, 1991 and to Pacific Stratus Ventures Ltd. on June 11, 1998.

The Company's head and principal office is located at Suite 707, 1030 West Georgia Street, Vancouver, British Columbia, Canada, V6E 2Y3. The Company's registered and records office and address for service in British Columbia is 1650 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company's shares of common stock have traded on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) ("VSE") in Canada since May 27, 1987 under the symbol GVC and under PVL since June 12, 1998. The Company's common stock does not trade on a U.S. market.

The Company has no subsidiaries.

Securities Exchange Act of 1934 Registration

Our registration under Section 12 of the Securities Exchange Act of 1934 is voluntary. We are seeking this registration in order to make our common stock eligible for quotation on the NASDAQ Over-the-Counter Bulletin Board ("OTC Bulletin Board").

General Overview

Our previous principal business activity of cosmeceutical retail sales ceased in 1997. We had no principal business activity during 2000, 1999 and 1998. In 2001, we planned to acquire Control Zone Interactive Inc. ("Control Zone"), a company which manufactures and distributes graphic computer keyboard covers. However, the acquisition did not complete and the agreement has been terminated. We are no longer involved in this industry.

Since the termination of the agreement with Control Zone, we have changed our business focus. We are looking at developing or acquiring certain environmentally friendly technologies that would protect wood from fire, while also acting as wood preservative and water sealant. Our business plan is to develop and market the chemical process of treating wood products. We do not have any agreements to acquire or develop such technologies. We are a development stage company and do not currently have any revenues.

Our company is presently listed for trading on the Canadian Venture Exchange and there is no other market for our shares.

Business of the Company

General - Description of Product

The Company would like to develop a single product that would protect wood from fire, while also acting as a wood preservative and water sealant (the "Product"). The Company wishes to develop a low cost and, non-toxic formulae that can be applied topically, through a spray-on process, or used in a dipping process. Presently, the Company does not have any agreements to acquire or develop such technologies.

The Product will be unique because it will achieve what no other product has been able to: competing products are either fire retardant or are a wood preservative, but not both. The Company would like to use a method of stabilizing Borate, one of several active ingredients to achieve this unique combination of properties. The stabilization is necessary to prevent borate from leaching out of the treated products. The borax leachate has been the biggest problem in developing a dual-protection product. Technologically, the problem has been that when Borate is stabilized to prevent it from leaching into the environment, the wood preservative properties were lost. The leaching problem is also two-fold: leaching causes the protective qualities to leave the cellulose fibers of the treated products leaving them susceptible to fire and decay, and the leaching allows the chemicals to enter the environment.

Borate is currently used for the pre-treatment of construction lumber to provide protection against decay fungi, wood boring beetles and termites. The existing treatment is applied by expensive pressure or dip fusion, but is environmentally unfriendly and does not address fire retardancy issues.

The discovery of a single product that addresses both fire retardancy and wood preservation, while being safe for the environment, would be a significant technological breakthrough.

To take the Product to market will require an exhaustive battery of testing, along with worldwide patenting. The testing will have to confirm that the formulation meets various environmental standards of the Environmental Protection Agency and, Environment Canada, and further verify the technology's effectiveness. It is anticipated that full testing may take up to four years.

We plan to develop a technology that would have two distinct components: A molecular modification process that enhances the properties of the active ingredients and a liquid formulae that can revolutionize the wood industry.

Market

Product Potential in regard to Borax

Sodium tetraborate decahydrate or simply, Borax, is a borate mineral. Borate minerals are comparatively rare in existence on the earth's crust however, although they are rare, mines and mining operations for the production of borate products do exist in limited numbers around the world.

Borax has a very high affinity for cellulose and water. In cellulose, the Borax limits fungal growth, prevents insect infestation and, when exposed to fire, acts as a silicate shield impenetrable to further combustion. The challenge is to maintain all the attributes of Borax penetration and protection of wood but limit or control its water solubility in leaching when exposed to water.

Our plan is to stabilize water soluble Borax in its penetration of wood as a wood preservative and fire retardant. Funding will be required to develop a technology that combines the right polymers in solution with Borax such that the Borax would preserve the wood but not leach out when exposed to an aqueous environment.

The Company still faces many challenges in moving forward with its business plan for the Product. Appropriate testing will be critical to delivering the Product and technology to the marketplace as the government imposes strict regulations in regard to environmental toxicity.

The Company anticipates that further testing, patenting, trademarks and obtaining a management team will require a substantial amount of work and funding.

Industry Segments

Our business plan only includes the most direct industry applications of the Company's Product. Although there could be many applications, the Company plans on focusing initially only on the Forest Industry (Global Softwood Production) and following sub industries to realize direct benefits:

Forest Industry - Global Softwood Production

- Pressure treated wood

- Cedar shingles - Fire retardant and product upgrade

- Softwood quota issues resolved with value added

- Japanese markets for fire retardant wood.

Product Testing and Environmental Regulation

The first step, once the Product has been developed, is to begin the process of testing.

The Product will require environmental approval by any country's environmental governing agency. The Company will need to conduct environmental toxicology and product efficacy testing. Product testing and product approval will vary depending on the different standards for the different government agencies and their respective regulations. Overall, any product that is being applied as a preservative will require testing as a pesticide. Canada's regulations and the regulations of the U.S. Environmental Protection Agency may vary somewhat. However, both do require extensive tests in order to approve the Product for market. There are two types of testing required, toxicity testing and efficacy testing: The efficacy testing of the Product focuses upon the Product's ability to perform as a long-term wood preservative ; and the toxicity of the Product will be tested to ensure no harmful contaminants will be introduced to the environment. Efficacy testing is a long and expensive process. Using the existing efficacy test results from the individual formulae ingredients may also help to shorten the testing process.

Competition

The wood product chemical treatment industry is dominated by large chemical companies and wood product manufacturers. Some of these companies may be developing the same technology that we wish to acquire or develop. The following companies may be considered as our competitors: ArchWood Protection, Inc., Chemical Specialties Inc., Osmose, Inc., Arch Chemicals Inc. and Wood Treaters, Inc.

Environmental Benefits and Potential Business

The global business economy now is more attuned to environmental considerations and therefore, the Product has enormous value-added benefits to manufacturers and users:

-  Environmental Groups want corporations to audit and improve their environmental practices to a level agreed upon standards and appropriate certification.

-  Compliance with increased regulations on product efficacy, toxicity, water contamination and air emissions.

-  Increased protection and regulation on the production and distribution of finished products and any potential environmental consequences.

-  Improved performance and utilization of existing products in today's environment.

Patenting

In order to facilitate continued research, funding, business strategy options and business development, the Company plans to patent the processes to produce the Product.

It is further planned that the initial stages of patenting incorporate the international strength of a U.S. Patent in the U.S. market place. The U.S. Patent office is recognized as the leading patent office and that once you have a U.S. Patent, it is somewhat more of a formality to patent in other countries around the world.

On receipt of U.S. patent pending notifications, we plan to file the patent in Canada and create an international patent holding company so as to be able to file patents in strategic countries (Japan, New Zealand, China, Scandinavia, UK, Russia and Mexico) through the International patent Treaty Organization.

We estimate that the up front Patent costs for two formulations and a process/product should be approximately US$120,000. Subsequent Patenting in strategic countries around the world for the international patent holding company would include another US$180,000 to US$220,000.

Control Zone Transaction - Previous Business History

The Company entered into a Letter of Intent dated September 6, 2000 with Control Zone Interactive Inc. ("Control Zone") to acquire all of the issued and outstanding shares of Control Zone from Thierry Annez de Taboada ("Thierry"), the President of Control Zone in exchange for the Company issuing to Thierry 11,500,000 common stock of the Company and providing financing to Control Zone. As of the December 31, 2001 financial statements, the Company has advanced $761,444 to Control Zone (the "Control Zone Debt"). The loan to Control Zone was secured by a fixed and floating charge over the assets of Control Zone as contained in a General Security Agreement dated October 31, 2000 (the "Control Zone Security"). It was intended that a formal share exchange agreement be entered into between the Company, Control Zone and Thierry to incorporate these terms. However, since the Letter of Intent was terminated and the Company did not proceed with the acquisition, the formal share exchange agreement was not executed.

To facilitate the loan to Control Zone, and to provide additional working capital, the Company arranged the following:

1.    A $300,000 loan from TWE Enterprises Ltd. ("TWE") and from Pacific Paragon Investment Fund Ltd. ("PPIF") ($150,000 each), both of which are non-arm's length parties to the Company. $150,000 of the loan was due on demand and bears interest at prime plus 3% per annum, and the other $150,000 was due on February 15, 2002 and bears interest at 15% per annum. In consideration of the loan, the Company paid to TWE and PPIF a bonus of 170,000 special warrants at a deemed price of $0.37 per special warrant. Each special warrant is exchangeable for no additional consideration into one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of two years from the date of issuance of the promissory note at a price of $0.45 per share during the first year and $0.65 per share during the second year.

2.    A US$200,000 loan to the Company from Yuko Takahashi ("Takahashi"), an arm's length party, bearing interest at 15% per annum and was due on December 31, 2001. In consideration of the loan, the Company paid to Takahashi a bonus of 120,000 common shares of the Company. The Company also paid a finder's fee of US$16,000 to Ted Y. Nitta & Associates Ltd. ("Nitta"), an arm's length party.

3.    The Company entered into a Loan Agreement dated February 23, 2001 pursuant to which 606282 B.C. Ltd. (''606282 B.C."), a company controlled by Cherrie Deschenes, and at arm's length to the Company, agreed to lend $400,000 to the Company. The loan was for a term of nine months with an interest rate of 9% per annum and a loan fee of $13,000 payable to 606282 B.C. In addition, the Company agreed to issue to 606282 B.C. 33,250 common shares for each month that the loan remains outstanding. The loan is secured by a General Security Agreement over the assets of the Company. Harry Chew and David Williams, both directors of the Company, agreed to advance 133,000 common shares of the Company held by them to 606282 B.C. to satisfy the first four months of the required share issuance to 606282 B.C., and to personally guarantee the loan. As consideration for advancing the shares and providing the guarantee, the Company issued to the two directors 100,000 common shares each. The Company also paid to Nitta a finder's fee of $24,000 in connection with the loan.

As additional security, the Company entered into an Assignment of Debt and Security Agreement dated February 23, 2001 with 606282 B.C. wherein the Company assigned the Control Zone Debt and the Control Zone Security to 606282 B.C.

In addition, as a result of not proceeding with the proposed acquisition of all the issued and outstanding shares of Control Zone, the Company has assigned its rights under the General Security Agreement dated February 23, 2001 covering all the assets of Control Zone to 461886 B.C. Ltd. ("461886 B.C."), a company controlled by Theodore Y. Nitta, and at arm's length to the Company, for a total consideration of $170,000 plus a net royalty stream, to still be negotiated.

As the Company currently owes 461886 B.C. approximately $340,000, 461886 B.C. has been named as one of the creditors in the debt settlement noted below. The Company and 461886 B.C. have agreed to settle the entire debt by the payment of $10,000, the issuance of 1,600,000 common stock of the Company to 461886 B.C. and the assignment of the Control Zone debt and the Control Zone Security to 461886 B.C for total consideration of $170,000.

Recent Developments

Shares for Debt

On November 23, 2001, the Company agreed to a shares for debt settlement by issuing to certain creditors 9,370,000 common stock at a deemed price of $0.10 per share, with a hold period expiring January 22, 2003, for the full settlement of debt totaling $957,000 as follows:

Creditor	Amount of Debt	Number of Shares
Arapahoe Holdings Inc.	$300,000	3,000,000
606282 B.C. Ltd.	$110,000	1,100,000
461886 B.C. Ltd.	$160,000	1,600,000
TWE Enterprises Ltd.	$150,000	1,500,000
Brenda Williams	$ 72,000	720,000
Myntek Management Services Inc.	$ 15,000	150,000
Pacific Paragon Investment Fund Ltd.	$ 80,000	800,000
David McCue	$ 50,000	500,000
Total	$937,000	9,370,000

As part of the debt settlement, one of the creditors has made it a condition that two directors of the Company enter into a Put/Call Stock Option Agreement whereby the creditor could require either of the two directors to purchase up to 3,000,000 of the debt settlement shares at a price of $0.15 per share until May 31, 2002.

Pursuant to the same Agreement, each of the two directors could require the creditor to sell to each of them up to a combined total of 3,000,000 of the debt settlement shares at a price of $0.15 per share until May 31, 2002.

Risk Factors

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Registration Statement prior to making an investment in the Company. In addition to the other information presented in this Registration Statement, the following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

If any of the following events actually occurs, our business, financial condition or results of operations would likely suffer. In this case, the market price, if any, of our common stock could decline, and you could lose all or part of your investment in our common stock.

Because we are a company that has not generated any significant revenues since our formation, we may not be profitable if we commence operations, and our investors may lose all or part of their investment.

We have not commenced our business plan, have no assets, and we have not generated any revenues. We do not anticipate generating any revenue in our current fiscal year, and do not expect to be profitable during the next fiscal year. Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business. In the event we commence operations, we cannot guarantee that we will be profitable. Our failure to generate sufficient revenues or be profitable may cause an investor to lose all or part of their investment.

Our ability to generate revenues and achieve market acceptance is uncertain because our business is based on an untested business plan, which may never be accepted by customers or wood product manufacturers.

Our business is based on an untested business plan. Our failure to acquire the technologies to complete our development and to market our chemical process and products successfully could significantly affect our ability to succeed. Even if we acquire or develop the necessary technologies, we may not be able to successfully market and sell our products. Our inability to generate revenues may cause potential investors and existing shareholders to lose all or part of their investments.

The wood product chemical treatment is highly competitive and is based on established business relationships.

Since we have not initiated our business plan, we have no existing business relations in the industry. We have researched our industry and it is highly competitive and is dominated by large chemical companies and wood product manufacturers. We may have to enter into formal agreements and relationships with these competitors in order to execute our business plan. There are no assurances that we will successfully do so. There is intense competition in this industry. Our competition may have substantially more cash and other resources than we do and may not want us to obtain the necessary agreements, commence operations and operate profitably.

The majority of our common stock is owned directly or indirectly by the Company's three directors, Harry Chew, David J.L. Williams and Sonny Chew, allowing them to exert significant influence in matters concerning management of our Company and matters requiring shareholder approval.

These three directors could own over 47.1% of the common stock if either of the two directors (Harry Chew or David Williams) exercise their rights under the Put/Call Option Agreement. Such control of the Company gives them the ability to nominate the entire board of directors and control all matters requiring approval by our stockholders. Such control may also make it difficult for our shareholders to receive a premium for their shares of our common stock in the event we merge with a third party or enter into a different transaction which requires shareholder approval, and may adversely affect the price of our common stock.

We have been operating at a loss each year and we expect to continue to incur substantial losses for at least the foreseeable future.

Net loss applicable to common stockholders for the years ended December 31, 2001 and 2000 were approximately $1,120,294 and $368,936 respectively. Through December 31, 2001, we had an accumulated deficit of approximately $6,691,169. We also had limited revenues to date, consisting of interest income. There was no revenue for the years ended December 31, 2001 and 2000 were . Further, we may not be able to generate significant revenues in the future. As a result, we expect to continue to experience negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

If we are unable to obtain financing, we may not be able to execute our stated business plan.

We do not have any funds to acquire or develop our technologies. We can provide no assurance that additional funding will be available to us. There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of our plan of operations.

If we are not able to retain the services of wood product experts, our business will not develop the necessary technologies.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of experts in the area of chemical treatment of wood products that we choose to hire. We may not be able to hire such specialized experts, and if we do hire them, we may not be able to retain them.

There may be no market for our common shares.

We are presently listed for trading on the Canadian Venture Exchange ("CDNX") as an inactive company. We are required to submit a formal application for approval of any change of business that we undertake. If we remain as an inactive company and do not comply with maintenance requirements by May 31, 2002, the CDNX may delist our company and there would be no market for our shares. We intend to quote our shares on the OTC Bulletin Board after the effective date of this Registration Statement. However, there are no assurances that we will be successful in obtaining a quotation on the OTC Bulletin Board for our shares.

We are a foreign corporation and all of our directors and officers are outside of the United States, which may make enforcement of civil liabilities difficult.

We incorporated under the laws of the Province of British Columbia. All of our directors and officers are residents of Canada, and a majority of our assets will be located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon our directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

We may be classified as a passive foreign investment company for purposes of United States taxes. Such a classification may result in adverse tax consequences for U.S. shareholders of our securities.

As a foreign corporation having shareholders resident in the United States, and not currently generating significant active income, we may be classified as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Internal Revenue Code of 1986, for the current tax year (and possibly for future taxation years); however, our anticipated status as a PFIC depends upon the percentage of our income which is passive or the percentage of our assets which produce passive income. If we are a PFIC, U.S. shareholders may be subject to increased tax liability upon the sale of their common stock or upon their receipt of certain dividends. See "Taxation". Moreover, the PFIC rules are complex and may be unfamiliar to U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their own tax advisors concerning the application of the PFIC rules to their investment in our common shares.

Broker-dealers may be discouraged from effecting transactions in our common stock because they are considered penny stocks and are subject to the penny stock rules.

If we are quoted for trading on the OTC Bulletin Board, our shares of common stock are "penny stock" as defined by the Securities and Exchange Commission. Penny stocks are generally equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ National Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

Directors and officers of the Company may be directors and officers of other companies and may face conflicts of interest in some transactions.

Certain of our directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participations. Directors and officers with conflicts of interests will be subject to the laws of the Province of British Columbia and will be required to act honestly, in good faith and in the best interests of the Company. In addition, directors in a conflict of interest situation will be required to disclose such conflicts to the Company and are prohibited from voting in such circumstances.

Employees

The Company currently has 2 members on its management team comprising of: Mr. Harry Chew (Myntek Management Services Inc.), who serves as our President and Sonny Chew, who provides bookkeeping and accounting services who serves as a Director. The aforementioned consultants are compensated through their respective consulting companies and are responsible for the day-to-day operations of the Company. The Company, through an office administration and rent arrangement, receives general office and secretarial support services.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the financial statements and the related notes, as well as statements made elsewhere in this Form 10-SB. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respect with accounting principles in the United States, except as described in the Notes to the Financial Statements. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian.

Operating Results

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000.

Our loss for the year ended December 31, 2001 was $1,120,924 or $0.18 per share. This compares to a loss of $368,936 or $0.06 per share for year ended December 31, 2000, and an increase of $751,358 or 203%. The increase in the loss is primarily due to a significant increase in interest charges and a provision of bad doubtful debt in the amount of $612,294.

There were no revenues for the year December 31, 2001 or for the year ended December 31, 2000.

Total operating expenses for the year ended December 31, 2001 were $1,120,294 as compared to $368,936 for the year ended December 31, 2000. The total increase in operating expenses was $751,358 and the most significant differences when comparing the year ends were due to a increase in operating expenses caused by the provision for bad and doubtful debt in the amount of $612,294.

Year Ended December 31, 2000 Compared with the Year Ended December 31, 1999.

Our loss for the year ended December 31, 2000 was $368,936 or $0.06 per share. This compares to a loss of $117,414 or $0.02 per share for the year ended December 31, 1999, an increase of $251,522 or 68%. The increase in the loss is primarily due to the increase in activity due to the anticipated acquisition of Control Zone.

Total operating expenses for the year ended December 31, 2000 were $368,936 as compared to $117,414 for the year ended December 31, 1999. Most expense categories increased in fiscal 2000 compared to fiscal 1999 in relation to the increase in our intended acquisition of Control Zone activities during the year.

The noon rate of exchange on December 31, 2001, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CAD$1.5797 (US$0.6330 = CAD$1.00). The effects of inflation and price changes have not had a material impact on the Company's income during the past three years.

Going Concern

Our consolidated financial statements were prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. As at December 31, 2001, we had an accumulated deficit of $6,691,169. Our ability to continue as a going concern is dependent upon our raising sufficient funds by way of equity through the sale of our securities.

Liquidity and Capital Resources

Since our inception, our capital resources have been limited. We have had to rely upon the sale of our equity securities for cash required for development purposes, for acquisitions and to fund our day-to-day administration needs. Since we may not generate substantial revenues in the near future, we will have to rely upon sales of our equity or debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to us in an amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to us.

As of December 31, 2001 we had cash of $8,414 as compared to $139,383 as of December 31, 2000. Working capital deficit at December 31, 2001 was $976,627 as compared to working capital deficit of $607,479 at December 31, 2000. In the year ended December 31, 2001, we received $100,000 from the sale of our common stock. We used these funds for operating expenses during the period. The cash outflows exceeded cash inflows during the period and decreased cash on hand by $130,969 during the year ended December 31, 2001, leaving a cash balance of $8,414 at December 31, 2001.

As of December 31, 2000, we had cash of $139,383 as compared to $235,505 as of December 31, 1999. Working capital deficit at December 31, 2000 was $610,679 as compared to working capital of $202,865 as of December 31, 1999. In fiscal 2000, we received $26,666 from the issuance of shares.

Other than as described in the "Business" section of this Registration Statement, we do not have any commitments for material expenditures over either the near or long term and none are presently contemplated.

As of December 31, 2001, we had outstanding 1,085,000 exercisable warrants. The exercise price of the warrants range from Cdn$0.10 to Cdn$0.65, and on December 31, 2001, the closing price of our common stock on the CDNX was Cdn$0.07.

Dividends

We have not paid any dividends on our common stock and do not intend to pay dividends on our common shares in the immediate future. Any decision to pay dividends on our common stock in the future will be made by our board of directors on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Plan of Operations

Business Strategy

For the next 12 months, our business strategy is to seek funding to develop or acquire technology rights for our intended Product. We are presently reviewing our options for our intended business plan and have no formal agreements in place. We believe that if we raise sufficient funds, we can develop the required technology. However, we may acquire the rights to such technology if there is an existing product that meets the needs of our intended market, and it is economically feasible to do so. For example, if it is less expensive to acquire the patent rights, or to license exploitation rights, instead of funding a more costly research and development program, we will do so. Until the effective date of this Registration Statement, management anticipates that the Company will not engage in any significant business transactions and will not hire any employees. However, if an opportunity arises that has significant business merits, we may do otherwise. We have sufficient cash to maintain the Company's regulatory disclosure obligations, and if we do not, we will raise money by issuing additional equity shares or borrow the money from our principals.

After the Registration Statement becomes effective, we will retain a market maker to file an application to initiate quotation of our securities on the OTC Bulletin Board.

We estimate that we need to raise a minimum of US$1,000,000 to initiate our business plan. The funds will be allocated as follows and in order of priority to achieve our stated business objectives:

Hiring wood product experts management team	$300,000
Office rent, supplies, telephone	$100,000
Research and Development on Borax Product	$280,000
Patent Application	$120,000
EPA and Environment Canada Approval	$100,000
Working Capital	$100,000
Total	US$1,000,000

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company leases the office space located at Suite 707 - 1030 West Georgia Street, Vancouver, B.C. V6E 2Y3 from PPIF, a company controlled as to 50% by the spouse of the President of the Company, and 50% by an arm's length party. The Company is on a month to month basis for a charge of $3,500 per month plus GST.

ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 19, 2002, the number and percentage of outstanding shares of common stock which, according to the information supplied to the Company and as filed with the Canadian regulatory authorities, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company, (iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to applicable property laws. Unless otherwise indicated in the footnotes below, the address of each stockholder is 1030 West Georgia Street, Suite 707, Vancouver, British Columbia, Canada V6E 2Y3.

Title of Class	Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(3)
Common Stock	Harry Chew	4,822,000 (4) (13)	28.4
Common Stock	Sonny Chew	1,111,666 (5)	6.3
Common Stock	David J.L. Williams	5,071,000 (6) (14)	29.8
Common Stock	Pacific Paragon Investment Fund Ltd.	912,000 (7)	5.4
Common Stock	TWE Enterprises Ltd.	1,628,500 (8)	9.6
Common Stock	Arapahoe Holdings Inc.	3,000,000 (9)	17.6
Common Stock	606282 B.C. Ltd.	1,400,000 (10)	8.2
Common Stock	461886 B.C. Ltd.	1,600,000 (11)	9.4
Common Stock	Directors, Senior Officers and Promoters as a Group (3 persons)	8,004,666 (12) (15)	47.1

(1)   Unless otherwise noted, the Company believes that all shares are beneficially owned and that all persons named in the table or family members have sole voting and investment power with respect to all shares owned by them.

(2)   A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of options, warrants, rights, conversion privilege or similar obligations. Each beneficial owner's percentage ownership is determined by assuming that options, warrants, rights, conversion privilege or similar obligations that are held by such person and which are exercisable within 60 days from the date hereof have been exercised.

(3)   Assumes 16,998,428 shares outstanding plus, for each individual, any securities that specific person has the right to acquire within 60 days. Options, warrants, conversion privileges or other rights held by persons other than the specific individual for whom an ownership interest percentage is being calculated are not considered in calculating that specific individual's ownership interest percentage.

(4)   Includes 145,000 shares issuable upon the exercise of share purchase warrants, which are exercisable at a price of $0.10 per share; 42,500 shares issuable upon the exercise of share purchase warrants, which are exercisable at a price of $0.45 in year one and $0.65 in year two.

(5)   Includes 550,000 shares issuable upon the exercise of share purchase warrants, which are exercisable at a price of $0.10 per share.

(6)   Includes 120,000 shares issuable upon the exercise of share purchase warrants, which are exercisable at a price of $0.10 per share; 42,500 shares issuable upon the exercise of share purchase warrants, which are exercisable at a price of $0.45 in year one and $0.65 in year two.

(7)   Ellen Chew and Jodie Nitta both own more than 10% of the outstanding voting rights. Ellen Chew is the spouse of Harry Chew, the President of the Company and Jodie Nitta is at arms length to the Company.

(8)   The address of TWE Enterprises Ltd. is 1124 Millstream Road, West Vancouver, B.C. V7S 2C7, Canada. David J.L. Williams and Brenda Williams both own more than 10% of the outstanding voting rights.

(9)   The address of Arapahoe Holdings Inc. ("Arapahoe") is 2306 Folkstone Way, West Vancouver, B.C. V7S 3C7, Canada. The only person who owns more than 10% of the outstanding voting rights is David Patriquin.

(10) The address of 606282 B.C. is #139 - 1685 Pinetree Way, Coquitlam, B.C. V3E 3A1, Canada. The only person who owns more than 10% of the outstanding voting rights is Cherrie Deschenes.

(11) The address of 461886 B.C. is #243 - 2680 Shell Road, Richmond, B.C. V6X 4C9, Canada. The only person who owns more than 10% of the outstanding voting rights is Theodore Y. Nitta.

(12) 900,000 shares issuable upon the exercise of share purchase warrants.

(13) Pursuant to a Put/Call Option Agreement, Arapahoe may require Harry Chew or David J.L. Williams to purchase up to 3,000,000 shares at a price of $0.15 per share until May 31, 2002. Pursuant to the Agreement, Harry Chew by himself may purchase from Arapahoe up to 3,000,000 shares at $0.15 per share until May 31, 2002. The amount of beneficial ownership includes the 3,000,000 shares.

(14) Pursuant to the same Put/Call Option Agreement, Arapahoe may require David J.L. Williams or Harry Chew to purchase up to the same 3,000,000 shares at a price of $0.15 per share up to May 31, 2002. Pursuant to the Agreement, David J.L. Williams by himself may purchase from Arapahoe up to 3,000,000 shares at $0.15 per share until May 31, 2002. The amount of beneficial ownership includes the 3,000,000 shares.

(15) Harry Chew and David J.L. Williams are directors of the Company. This total only includes one block of 3,000,000 shares that either Messrs. Chew or Williams may purchase from Arapahoe.

The Company is not aware of any other arrangement which might result in a change in control in the future.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Executive Officers and Directors

The following table sets forth certain information concerning the Company's executive officers and directors as of December 31, 2001:

Name	Age	Position with the Company
Harry Chew*	41	President and Director
Sonny Chew*	33	Director
David J.L. Williams*	48	Director
Erin Bismeyer	21	Secretary

*    Audit Committee Member

All of our directors and officers are residents of British Columbia, Canada.

No other persons are expected to make any significant contributions to the Company who are not executive officers or directors of the Company.

Harry Chew has served as the President and Director of the Company since November 13, 1997. Mr. Chew is employed by Myntek Management Services Inc. ("Myntek") and contracts his services to the Company on a part time basis. Mr. Chew devotes approximately 30% of his time to the Company. Mr. Chew is a Certified General Accountant who has been President of Myntek since July, 1986. Myntek provides management services to public companies. Mr. Chew is also President of the Pacific Paragon Group of Companies and has served in that capacity since 1993. Mr. Chew is also a director and officer of a number of other reporting companies in Canada during the past five years, including Pacific Rodera Ventures Inc., Firestone Ventures Inc., Paradym Ventures Inc., Cierra Pacific Ventures Inc. and Bi-Optic Ventures Inc. These companies are listed on the Canadian Venture Exchange and none of these companies are SEC reporting companies, except for Pacific Rodera Ventures Inc. which has filed an initial Registration Statement on a Form 10-SB on January 23, 2002, and Bi-Optic Ventures Inc. which has filed an initial Registration Statement on a Form 10-SB on March 13, 2002. Mr. Chew has a Bachelor of Business Administration degree from Simon Fraser University in Burnaby, British Columbia.

Sonny Chew has served as a Director of the Company since November 13, 1997. Mr. Chew is President of Wynson Management Services Ltd., a management and bookkeeping consulting company, since 1992. Mr. Chew devotes approximately 20% of his time to the Company. Mr. Chew is also Director of Finance and Administration of the Pacific Paragon Group of Companies and has served in that capacity since 1993. Mr. Chew is also a director and officer of a number of other reporting companies in Canada during the past five years, including Pacific Rodera Ventures Inc., Firestone Ventures Inc., Paradym Ventures Inc., Cierra Pacific Ventures Inc. and Bi-Optic Ventures Inc. These companies are listed on the Canadian Venture Exchange and none of these companies are SEC reporting companies, except for Pacific Rodera Ventures Inc. which has filed an initial Registration Statement on a Form 10-SB on January 23, 2002, and Bi-Optic Ventures Inc. which has filed an initial Registration Statement on a Form 10-SB on March 13, 2002. Mr. Chew has a Bachelor of Arts in Economics degree from Simon Fraser University in Burnaby, British Columbia.

David J.L. Williams has served as a Director of the Company since November 13, 1997. Mr. Williams, a former professional hockey player, is employed by TWE since March 1983 and contracts his services to the Company on a part time basis. Mr. Williams devotes approximately 20% of his time to the Company. TWE is a private company that provides management consulting services. Mr. Williams is also a director and officer of a number of other reporting companies in Canada during the past five years, including Pacific Rodera Ventures Inc., Firestone Ventures Inc., Paradym Ventures Inc., Cierra Pacific Ventures Inc. and Bi-Optic Ventures Inc. These companies are listed on the Canadian Venture Exchange and none of these companies are SEC reporting companies, except for Pacific Rodera Ventures Inc. which has filed an initial Registration Statement on a Form 10-SB on January 23, 2002, and Bi-Optic Ventures Inc. which has filed an initial Registration Statement on a Form 10-SB on March 13, 2002.

Erin Bismeyer has served as Secretary since November 16, 2001. Ms. Bismeyer is employed by the Pacific Paragon Group of Companies since August 2001 as Corporate Administrator. Pacific Paragon Group of Companies is a private company that provides management and consulting services. Ms. Bismeyer devotes approximately 15% of her time to the Company.

Family Relationships

Harry Chew, President and Director of the Company, is the brother of Sonny Chew, Director of the Company.

Directors' and Officers' Investment in Other Projects

Many of the officers and directors of the Company serve as directors, officers and/or employees of companies other than the Company. While the Company believes that such officers and directors will be devoting adequate time to effectively manage the Company, there can be no assurance that such other positions will not have an adverse effect on an officer's or director's duties for the Company.

Board of Directors

Each member of the Board of Directors is elected annually and holds office until the next annual meeting of shareholders or until his successor has been elected or appointed, unless his office is earlier vacated in accordance with the Articles of Association of the Company. Officers serve at the discretion of the Board and are appointed annually. The Board currently has one committee, the Audit Committee.

None of the Company's directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company. Except as disclosed under "Family Relationships", no director or executive officer of the Company has any family relationship with any other officer or director of the Company.

Audit Committee

The Audit Committee recommends independent accountants to the Company to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews the Company's interim and year-end operating results with the Company's executive officers and the Company's independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The members of the Audit Committee are Harry Chew, Sonny Chew and David J.L. Williams.

ITEM 6.   EXECUTIVE COMPENSATION.

Compensation of Executive Officers

The following table sets forth in summary form the compensation received by (i) the President of the Company and (ii) by each other executive officer of the Company who received in excess of $100,000 during the three fiscal years of the Company ended December 31, 2001, 2000, and 1999:

Summary Compensation Table
Name and Principal Position	Fiscal Year	Annual Compensation			Awards		All Other Compensations
		Salary	Bonus	Other Annual Compensation (1)	Securities Under Options	Restricted Stock Awards
Harry Chew, President	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	$30,000 $30,000 $30,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)   These monies were paid or accrued to Myntek, a company beneficially owned as to 50% by Harry Chew and as to 50% by his spouse.

No stock options were granted during the period ended December 31, 2001.

The Company has no outstanding options as of December 31, 2001.

Termination of Employment, Change in Responsibilities and Employment Contracts

Myntek entered into a consultancy agreement dated November 1, 1997, with the Company. Pursuant to the agreement, Myntek will be paid $2,500 per month plus GST. There are no other material terms to this agreement.

PPIF entered into an administrative services agreement dated November 1, 1997, and amended January 1, 2001 by Letter Agreement with the Company. Pursuant to the agreement, PPIF will be paid $3,500 plus GST.

There are no compensatory plans or arrangements with respect to Harry Chew resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors and Executive Officers

The following shows the amounts which we expect to pay our executive officers during the year ending December 31, 2002 and the time which our executive officers plan to devote to our business. Mr. Harry Chew has entered into a management agreement with the Company. Other than management fees, there are no other material terms to this agreement.

Name	Proposed Compensation	Time to be Devoted to Company's Business
Harry Chew, President and Director	$2,500 per month (1)	30%
David J.L. Williams, Director	$0	20%
Sonny Chew, Director	$Per diem (2)	20%

(1)   Harry Chew is compensated through consulting fees paid to Myntek

(2)   Per diem rate for bookkeeping and accounting services paid to Wynson.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Canadian Venture Exchange.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the two fiscal years of 2001 and 2000, the Company made the following payments to related parties:

-   $30,000 (2000 - $30,000) for management fees Myntek, to a company controlled by a director.

-   $42,000 (2000 - $24,000) for rent and office administration to PPIF, a company controlled by a director.

-   $Nil (2000 - $2,500) for consulting fees to TWE, a company controlled by a director.

-   $6,500 (2000 - $18,250) for accounting fees to Wynson, a company controlled by a director of the Company.

-   $66,595 (2000 - $Nil) for assignment of debt and mortgage fees to PPIF, a company controlled by a director.

Pursuant to the Notice of Assignment of Debt and Mortgage Agreement dated July 31, 2001, the Company has assigned to PPIF, a company controlled by a director, the Company's second collateral mortgage (the "Mortgage") against land held by Wells Hotel Ltd. ("Wells"). The mortgage secured monies invested by the Company in a proposed casino gaming operation, Jack O'Clubs Gaming Hall Ltd. ("JCH"), located in a facility owned by Wells. As at December 31, 2001, the principal loan receivable amount due to JCH was $56,900. This amount was offset against the loan payable amount due to PPIF in exchange for the assignment of the second collateral mortgage.

See also "Shares for Debt" on page 9 and "Control Zone Transaction" on page 7.

Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company that has materially affected the Company, or any proposed transaction that would materially affect the Company, except for an interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

ITEM 8.   DESCRIPTION OF SECURITIES.

Common Stock

The Company's authorized capital consists of 100,000,000 shares of common stock, no par value. At February 5, 2002, there were 16,998,428 shares of common stock issued and outstanding and an additional 1,085,000 shares of common stock have been reserved for issuance pursuant to outstanding warrants to purchase shares.

All common stock are of the same class and have the same rights, preferences and limitations. The holders of the shares are entitled to dividends in cash, property or shares as and when declared by the Board of Directors out of funds legally available therefor. We have not paid dividends on our common stock, and we do not anticipate that we will pay dividends in the foreseeable future. Holders of common stock are each entitled to cast one vote for each share held of record on all matters presented to shareholders. Upon liquidation, holders of common stock are entitled to share pro rata such assets of the Company as are distributable to the holders of common stock. Upon any liquidation, dissolution or winding up of the business of the Company, after payment or provision for payment of all debts, obligations or liabilities of the Company, the balance of the assets of the Company will be distributed to the holders of common stock. There are no pre-emptive rights or conversion rights attached to the common stock. There are also no redemption or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to modification, amendment or variation of any such rights or provisions attached to our common stock. The Company's Board of Directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock.

There are no restrictions on the purchase or redemption of common stock by the Company while there is any arrears in the payment of dividends or sinking fund installments.

Warrants outstanding as of February 5, 2002

The Company has issued warrants which allow the holders to purchase up to 1,085,000 shares of the Company's common stock.

PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information

The Company's common stock has traded on the Canadian Venture Exchange (formerly, the Vancouver Stock Exchange) ("VSE") in Canada since May 27, 1987 under the symbol GVC and under PVL since June 12, 1998. The Company's common stock do not trade on a U.S. market. The Company intends to have its common stock quoted on the OTC Bulletin Board. However, no assurance can be given that our common stock will qualify to be quoted on the OTC Bulletin Board, nor that a market will develop if our common shares are quoted on the OTC Bulletin Board.

The Company is designated as an inactive issuer by the CDNX and is required to complete its reorganization and maintenance requirements no later than May 31, 2002, failing which trading in the shares of the Company may be suspended.

If the shares of the Company are suspended from trading on the CDNX and the Company is not yet eligible for quotation on the OTC Bulletin Board, there will not be any established public trading market for the shares of the Company.

There are 1,085,000 shares of common stock reserved for issuance pursuant to outstanding warrants to purchase shares. There are no other outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. Shares held by our affiliates, or individuals who are in a control relationship with the Company will be subject to the limitations of Rule 144 adopted under the Securities Act of 1933, as amended. The deemed beneficial ownership of securities held by affiliates is 10,545,166 shares.

In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) of the Company may sell shares of common stock within any three month period in an amount limited to the greater of 1% of the outstanding shares of our common stock (169,984 shares) or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company.

The following is a summary of trading, on a quarterly basis, in our common stock on the CDNX during the fiscal years of 2000 and 2001 (stated in Canadian dollars):

The Canadian Venture Exchange (1)(2)

Quarter Ending	High (Cdn$)	Low (Cdn$)	Volume
March 31, 2000	0.60	0.36	275,000
June 30, 2000	0.50	0.35	538,032
September 30, 2000	0.43	0.35	729,300
December 31, 2000	0.00	0.00	Nil
March 31, 2001	0.50	0.23	699,895
June 30, 2001	0.20	0.12	55,700
September 30, 2001	0.10	0.02	58,900
December 31, 2001	0.10	0.03	382,100
March 31, 2002	0.20	0.07	726,900

(1)   Source of trading information: Toronto Stock Exchange - Canadian Venture Exchange website (www.tse-cdnx.com).

(2)    Trading commenced on the CDNX on June 12, 1998 under the symbol PVL.

The price for the Company's common stock on the CDNX on April 17, 2002, was Cdn$0.22(High) and Cdn$0.19 (Low), and the close price was Cdn$0.21. (Source: www.tse-cdnx.com).

Other than described above, our common stock are not and have not been listed or quoted on any other exchange or quotation system.

Shareholders

As of February 5, 2002, the Company had approximately 88 shareholders of record (including nominees and brokers holding street accounts) of the Company's common stock.

Dividends

We have never paid dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.

Foreign Private Issuer

Based on our knowledge, after reasonable inquiry as of February 5, 2002, according to the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, the total number of common shares held of record by residents in the United States is 26,000 shares of common stock, representing approximately 0.15% of the 16,998,428 shares issued and outstanding, which are held by 6 United States residents.

Other Limitations on the Rights of Nonresident or Foreign Shareholders

Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See the heading "Taxation" below.

There are no limitations under the laws of Canada or British Columbia or in the Company's Memorandum and Articles on the rights of non-Canadians to hold or vote the common stock. Under the provisions of the Investment Canada Act (the "ICA"), as amended by the Canada-United States Free Trade Implementation Act (Canada) (the "Act"), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency ("Investment Canada"), the federal agency created by the ICA are required where a U.S. person directly acquires control of a Canadian business with assets of more than Cdn$218 million (2002). The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interest of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

Subject to the comments contained in the following paragraph regarding WTO investors, investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn$5,000,000 or more and all indirect acquisitions of Canadian businesses with assets between Cdn$5,000,000 and Cdn$50,000,000 which represent more than 50% of the value of the total international transaction. (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation.) In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public interest to do so.

The Act was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the Act. "WTO investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member, (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO Investor rules apply, an investment in shares of the Issuer by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Issuer and the value of the assets of the Issuer is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The WTO Review Threshold is Cdn$218,000,000 (in 2002).

If any non-Canadian, whether or not a WTO Investor, acquires control of the Issuer by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Issuer is a prescribed type of business activity relating to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Issuer, is reviewable if the value of the assets of the Issuer is then Cdn$50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the Act apply if the value of the assets of the Issuer is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Issuer, and the value of the assets of the Issuer and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, is more than 50% of the value, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Issuer forms a part, then the thresholds for a direct acquisition of control as discussed above will apply. That is, a WTO Review threshold of Cdn$218 million (in 2002) for a WTO investor or a threshold of Cdn$5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Issuer.

If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the Act (the "Agency") prior to the investment and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisition may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

To insure prompt review and decision, the Act sets certain time limits for the Agency and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the acquirer and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquirer (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business. The Act authorizes the Minister to give written opinions, binding the Minister, on the application of the Act or regulations to the persons seeking the opinions to the Agency or a designated official. The Act also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provision of the Act or the regulations.

The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which there are criminal penalties.

Enforcement Of Civil Liabilities

The Company is a corporation incorporated under the laws of British Columbia, Canada. Certain of the directors and the Company's professional advisors are residents of Canada or otherwise reside outside of the U.S. All or a substantial portion of the assets of such persons are or may be located outside of the U.S. It may be difficult to effect service of process within the United States upon the Company or upon such directors or professional advisors or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liability of the Company or such persons under U.S. federal securities laws. The Company has been advised that there is doubt as to whether Canadian courts would (i) enforce judgments of U.S. courts obtained against the Company or such directors or professional advisors predicated solely upon the civil liabilities provisions of U.S. federal securities laws, or (ii) impose liabilities in original actions against the Company or such directors and professional advisors predicated solely upon such U.S. laws. However, a judgment against the Company predicated solely upon civil liabilities provisions of such U.S. federal securities laws may be enforceable in Canada if the U.S. court in which such judgment was obtained has a basis for jurisdiction in that matter that would be recognized by a Canadian court.

Taxation

United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common stock. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation-Canadian Federal Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of common stock are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of the common stock.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of the common stock who is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common stock as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, and shareholders who acquired their common stock through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common stock as capital assets within the meaning of Section 1221 of the Code. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common stock.

Distribution on Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of the common stock. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common stock generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of the Company may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company) deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Certain information reporting and backup withholding rules may apply with respect to the common stock. In particular, a payor or middleman within the U.S. will be required to withhold 31% of any payments to a holder of the common stock of dividends on, or proceeds from the sale of, such common stock within the U.S., unless the holder is an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders are urged to consult their own tax counsel regarding the information reporting and backup withholding rules applicable to the common stock.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common stock may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In addition, U.S. Holders which are corporations that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common stock are urged to consult their own tax advisors regarding their particular circumstances.

Disposition of common stock

A U.S. Holder will recognize gain or loss upon the sale of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common stock. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common stock are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common stock are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common stock:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and (ii) 60% (50% in some circumstances) or more of the Company's gross income for such year was "foreign personal holding company income" (e.g. dividends, interest and similar income), the Company may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common stock would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income. The Company does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common stock to be treated as ordinary income rather than capital gain. The Company does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that the Company will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which produce or are held for the production of passive income. U.S. Holders owning common stock of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common stock of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the excess distribution regime of section 1291 described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses. This alternative will apply to taxable years of U.S. Holders beginning after 1997 and taxable years of foreign corporations ending with or within such taxable years of U.S. Holders.

The Company believes that it was not a PFIC for its 2001 fiscal year and does not believe that it will be a PFIC for the 2002 fiscal year. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of the Company is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of the Company ("United States Shareholder"), the Company could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common stock which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.

Canadian Federal Income Tax Considerations

The following summarizes certain Canadian federal income tax considerations generally applicable to the holding and disposition of common stock by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with the Company, is not affiliated with the Company, holds the common stock as capital property, is not a "financial institution" and does not use or hold the common stock in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the "Treaty"), is a resident of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common stock in connection with a permanent establishment or fixed base in Canada. Each such holder who meets all such criteria in clauses (a) and (b) is referred to herein as a "U.S. Holder." Except as otherwise expressly provided, the summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and the current administrative practices of the Canada Customs and Revenue Agency, formerly known as Revenue Canada. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. The tax consequences to any particular holder will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdictions in which that holder is subject to taxation and, generally, according to that holder's particular circumstances. Each holder is urged to consult the holder's own tax advisors with respect to the income tax consequences applicable to the holder's own particular circumstances.

Dividends

Dividends paid or credited or deemed to be paid or credited to a U.S. Holder by the Company are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of corporate shareholders owning at least 10% of our voting shares).

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 5 year period ending at the time of disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length (or the U.S. Holder together with such persons) owned, or had options, warrants or other rights to acquire, 25% or more of our issued shares of any class or series. In the case of a U.S. Holder to whom common stock represent taxable Canadian property, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares in the open market by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. We believe that the value of our common stock is not derived principally from real property situated in Canada, and that no tax will therefore be payable under the Tax Act on a capital gain realized by a U.S. Holder on a disposition of common stock in the open market.

ITEM 2.   LEGAL PROCEEDINGS.

As at December 31, 2001, the Company has provided interim financing of $761,449 to Control Zone to fund the development of a new manufacturing facility, the expansion of sales and marketing initiatives and general working capital. The note is non-interest bearing and is secured by a general security agreement ("GSA") granting the Company a first charge over all the assets of Control Zone.

On May 1, 2001, the Company announced that the letter of intent was terminated and, accordingly, the Company will not be proceeding with the acquisition of Control Zone.

The Company has tried to negotiate terms for a new agreement but has been unable to do so. The Company has issued to Control Zone a notice of intention to enforce the security. Accordingly, the ability of the Company to realize on the value of its notes receivable is dependent upon the ability to enforce its security and either realize asset values that allow the Company to recover its investment or implement a business plan that generates cash flows sufficient to repay the Company's notes receivable.

The Company has retained legal counsel to enforce all its rights and remedies under the GSA to recover its advances to Control Zone.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

On February 19, 2002, the Company's auditors, KPMG LLP ("KPMG"), resigned. The Company retained J.A. Minni & Associates Inc., Certified General Accountants, on February 27, 2002 to provide auditing services. There were no reportable accounting disagreements with KPMG prior to their resignation.

There were no reservations in the former Auditor's reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of the resignation. The change of auditors was approved by the Board of Directors.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Registrant has sold the following securities which were not registered under the Securities Act of 1933, as amended.

Subscribers	Date	Securities	Consideration
1 subscriber Canada	May 29, 2001	120,000 shares	Bonus for US$200,000 loan to Company. The Company paid Nitta US$16,000 cash for finder's fee.
2 subscribers Canada	May 29, 2001	170,000 shares and 85,000 share purchase warrants, each warrant exercisable into one share at $0.45/$0.65 per share for 2 years	Bonus for $300,000 loan to Company
3 subscribers Canada	August 7, 2001	366,250 shares	Bonus for $400,000 loan and loan guarantee to the Company. The Company paid Nitta $24,000 cash for finder's fee.
8 subscribers Canada	December 21, 2001	9,370,000 shares	$937,000 cash (shares for debt)
6 subscribers Canada	December 27, 2001	1,000,000 shares and 1,000,000 share purchase warrants, each warrant exercisable into one share at $0.10 per share for 2 years	$100,000 cash

In connection with each of the above issuances of securities, the Company relied on the exclusion from registration provided by Rule 903(b)(1) of Regulation S under the Securities Act of 1933, as amended. In each case, the securities were issued by the Company, a "foreign issuer," as defined by Regulation S, to persons outside the United States.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company Act (British Columbia) provides that we may, with the approval of the Supreme Court of British Columbia, indemnify a director or former director against all costs and charges reasonably incurred by a director in that capacity.

The Company presently does not provide for indemnification of any kind for officers and directors.

PART F/S

Copy of the Company's audited financial statements for the fiscal years ended December 31, 2001and 2000.

PACIFIC STRATUS VENTURES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(PREPARED IN CANADIAN DOLLARS)

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.

CERTIFIED GENERAL ACCOUNTANT

SUITE 1104 - 750 WEST PENDER ST.

VANCOUVER, BRITISH COLUMBIA, CANADA V6C 2T8

Jerry A. Minni, C.G.A. *

Geoffrey S. V. Pang, C.G.A., FCCA

* Incorporated Professional

** Associate

AUDITOR'S REPORT

To the Shareholders, Pacific Stratus Ventures Ltd.

I have audited the balance sheets of PACIFIC STRATUS VENTURES LTD. as at December 31, 2001 and 2000 and the statements of operations, deficit, and cash flows for the years then ended ("Financial Statements"). These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these Financial Statements based on my audit.

With respect to the Financial Statements I have conducted my audit in accordance with Canadian generally accepted auditing standards and the United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these Financial Statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a basis consistent with those of the preceding year.

The financial statements of the Company as at December 31, 1999 were audited by other auditors, whose report dated February 29, 2000 expressed an unqualified opinion on these statements.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected the Company's financial position and results of operation to the extent summarized in the Note 12 to these Financial Statements.

CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC

March 6, 2002

COMMENTS FOR US READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the Financial Statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the Financial Statements. My report to the shareholders dated March 6, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the Financial Statements.

"J.A. Minni & Associates Inc."

CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC

March 6, 2002

PACIFIC STRATUS VENTURES LTD.

BALANCE SHEETS AS AT DECEMBER 31, 2001 AND 2000

ASSETS
	2001	2000
CURRENT ASSETS
Cash	$ 8,414	$139,383
Share subscription receivable	56,000	---
Due from companies under common control	---	3,200
	64,414	142,583
INVESTMENT (Note 3)	---	56,900
NOTE RECEIVABLE (Note 4)	---	513,900
CAPITAL ASSETS,
net of accumulated amortization of $6,299 (2000-$4,176)	5,898	8,021
	$70,312	$721,404

LIABILITIES
	2001	2000
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 75,973	$ 83,605
Due to companies under common control (Note 5)	285,196	323,315
Note payable (Note 6)	217,198	306,142
Loans payable (Note 7)	462,674	37,000
	1,041,041	750,062
FINANCING CHARGES TO BE SETTLED IN SHARES	---	61,200

SHAREHOLDERS' EQUITY (DEFICIENCY)
	2001	2000
SHARE CAPITAL (Note 8)	4,778,109	4,538,686
CONTRIBUTED SURPLUS	942,331	942,331
DEFICIT	(6,691,169)	(5,570,875)
	(970,729)	(89,858)
	$ 70,312	$ 721,404

APPROVED BY THE DIRECTORS:

/s/ "Sonny Chew"

/s/ "Harry Chew"

The accompanying notes are an integral part of the financial statements.

PACIFIC STRATUS VENTURES LTD.

STATEMENTS OF OPERATIONS AND DEFICIT

FOR YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
	2001	2000	1999
EXPENSES
Advertising	$ 7,572	$ 11,953	$ 3,952
Amortization	2,123	2,291	1,456
Consulting fees	24,750	44,667	---
Foreign exchange loss	14,579	2,233	---
Interest and financing charges	264,552	70,402	---
Management fees	32,100	32,100	32,100
Office and general	53,870	29,325	34,681
Professional fees	54,075	102,333	36,748
Regulatory fees, transfer agent and shareholder information	22,867	27,246	3,554
Sponsorship fee	10,000	---	---
Travel and accommodation	20,882	6,386	4,923
Write-off of investment	---	15,000	---
Write-off of financing fees	---	25,000	---
Provision for bad and doubtful debt (Note 4)	612,924	---	---
	1,120,294	368,936	117,414

LOSS FOR THE YEAR	(1,120,294)	(368,936)	(117,414)

DEFICIT, BEGINNING OF YEAR	(5,570,875)	(5,201,939)	(5,084,525)

DEFICIT, END OF YEAR	$(6,691,169)	$(5,570,875)	$(5,201,939)

LOSS PER SHARE	$ (0.18)	$ (0.06)	$ (0.02)

The accompanying notes are an integral part of the financial statements

PACIFIC STRATUS VENTURES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
	2001	2000	1999
OPERATING ACTIVITIES
Net loss for the year	$(1,120,294)	$(368,936)	$(117,414)
Items not involving cash:
Amortization	2,123	2,291	1,456
Financing charges settled by shares	139,423	61,200	---
Write-off of investment	---	15,000	---
Write-off of financing fees	---	25,000	---
Provision for bad and doubtful debt	612,924	---	---
Cash provided (used) by net changes in non-cash working capital items:
Accounts payable and accrued liabilities	(7,632)	54,220	18,605
	(373,456)	(211,225)	(97,353)

INVESTING ACTIVITIES
Advances to companies under common control	---	---	(3,200)
Acquisition of capital assets	---	(3,965)	(5,369)
Notes receivable	(247,544)	(545,800)	(40,000)
	(247,544)	(549,765)	(48,569)

FINANCING ACTIVITIES
Note receivable as part settlement of amount due to related
party	56,900	---	---
Payment of deferred financing fees	---	(25,000)	---
Advances to companies under common control	(96,119)	320,060	(3,165)
Notes payable	59,576	306,142	---
Loan payable	425,674	37,000	---
Share subscribed for cash	100,000	26,666	346,850
Share subscription receivable	(56,000)	---	---
	490,031	664,868	343,685

INCREASE (DECREASE) IN CASH	(130,969)	(96,122)	197,763

CASH, BEGINNING OF YEAR	139,383	235,505	37,742

CASH, END OF YEAR	$ 8,414	$139,383	$235,505

The accompanying notes are an integral part of the financial statements.

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

1. OPERATIONS

The Company was incorporated under the Company Act of British Columbia on January 8, 1986. The Company's previous principal business activity of cosmeceutical retail sales ceased in 1997. Since 1997, the Company has had no principal business activity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Going Concern

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The application of the going concern concept is dependent on the Company's ability to realize on its assets and receive continued financial support in the form of loans or equity, and ultimately upon its ability to generate future profitable operations. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due in the upcoming fiscal year.

The Company is designated an inactive issuer by the CDNX and is required to complete its reorganization and maintenance requirements no later than May 31, 2002, failing which trading in the shares of the Company may be suspended.

b) Capital Assets

Capital assets are stated at cost. Amortization is provided on a declining balance basis at a rate of 33% per annum.

c) Use of Estimates

The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Specific issues requiring the exercise of significant judgement by management include the recoverability of notes receivable.

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

d) Fair Value Disclosures

Management believes that the fair values of cash, share subscription receivable, accounts payable and accrued liabilities are not materially different from their carrying value due to the short-term nature of these financial instruments.

The fair values of the investment and the note receivable have not been presented because, due to the uncertainty of their terms, management considers that it is not practicable to determine their fair values with sufficient reliability.

e) Earnings Per Share

Earnings per share has been calculated using the weighted average number of common shares outstanding. Fully diluted earnings per share has not been provided because it is anti-dilutive.

f) Stock-based Compensation

No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

g) Income Taxes

The Company has accounted for income taxes by the deferral method whereby future income tax assets and future income tax liabilities are determined on temporary differences (differences between the tax bases and accounting bases of assets and liabilities) and are measured using the enacted, or substantively enacted, tax rates expected to apply when the asset is realized or the liability is settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

3. INVESTMENT

The investment consisted of a note receivable of $56,900 from Wells Hotel Ltd. at an annual interest rate plus 2%, and is secured by a second collateral mortgage against a parcel of land held by Wells Hotel Ltd. During the year, the Company had assigned this debt together with its related collateral mortgage, as part settlement of the amount due to a company under common control. See Note 5 (b).

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

4. NOTE RECEIVABLE

The Company entered into a letter of intent with the shareholders of Control Zone Interactive Inc. ("Control Zone") whereby the Company would acquire all of the issued and outstanding common shares of Control Zone in exchange for not less than 11,500,000 common shares of the Company.

On May 1, 2001, the Company decided not to proceed with the acquisition of Control Zone and issued to Control Zone a demand for repayment of the note.

The note is non-interest bearing and is secured by a general security agreement granting the Company a first charge over all the assets of Control Zone. The Company had issued to Control Zone a notice of intention to enforce the security.

Pursuant to an agreement dated December 4, 2001 with 461886 BC Ltd. the Company has agreed to assign the note receivable from Control Zone to 461886 BC Ltd. in exchange for the Company paying $10,000 (as well as the accrued interest), issuing 1,600,000 common shares of the Company at a deemed price of $0.10 per share to 461886 BC Ltd. and assigning all of its interest in and to the Control Zone debt and related general security agreement to 461886 BC Ltd. In return 461886 BC Ltd. has agreed to release the Company of its obligation under note payable (see Note 6). As additional consideration, 461886 BC Ltd. has agreed to pay a royalty, to the Company from any revenue derived from the sale of Control Zone products, at $0.10 per unit sold, up to a maximum royalty of $100,000.

The full provision for bad and doubtful debt is made for note receivable, after taking into account the settlement arrangement as follows:

Note receivable, as at December 31, 2000	$513,900
Additional advances made during the year ended December 31, 2001	247,544
761,444

Used to settle note payable (See Note 6)	148,520
612,924

Provision for bad and doubtful debt	612,924
$ ---

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

5. DUE TO COMPANIES UNDER COMMON CONTROL

	2001	2000
TWE Enterprises Ltd.:
Promissory note	$108,300	$150,000
Other advances and interests	46,787	32,631
Others	130,109	140,684
	$285,196	$323,315

(a) Loan from TWE Enterprises Ltd. ("TWE")

$100,000 of the loan from TWE is due on February 15, 2002 and bears interest at 15% per annum, and another $10,000 is due on demand and is non-interest bearing. The remaining balance of the loan is due on demand and bears interest at prime plus 3% per annum.

See Note 10.

(b) Loan from Pacific Paragon Investment Fund Ltd. ("Paragon")

$50,000 of the Paragon loan, which bears interest at 15% per annum, was settled by the assignment of the note receivable from Wells Hotel Ltd. to Paragon during the year (See Note 3). The remaining balance of the loan is due on demand and bears interest of prime plus 3% per annum.

See Note 10.

(c) Special Warrants

As part of the consideration for the loans obtained from TWE and Paragon the Company had issued 85,000 special warrants during the year to each of TWE and Paragon. Each special warrant is convertible into one common share of the Company and one-half share purchase warrant. Each full share purchase warrant entitles the holder to acquire one common share of the Company at a price of $0.45 per share during the first year and at $0.65 per share during the second year. 85,000 common shares had been issued to each of TWE and Paragon during the year. The 85,000 share purchase warrants are outstanding as at December 31, 2001.

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

6. NOTE PAYABLE

During the year ended December 31, 2000, the Company received US $200,000 from a third party in exchange for an unsecured promissory note. The note bears interest at 15% per annum and was due on December 31, 2001. In addition, the Company had issued as a bonus 120,000 common shares to the note holder during the current year. During the year, the loan was assigned to 461886 BC Ltd. which had agreed to cancel the loan and to release the promissory note. As consideration, the Company has agreed to pay $10,000 (as well as the accrued interest), issue 1,600,00 common shares in its capital stock at a deemed price of $0.10 per share to 461886 BC Ltd., and assign all of its interest in and to the advances to Control Zone, as well as the general security over all of the assets of Control Zone. The assignee has agreed to pay a royalty to the Company for any revenue derived from the sale of Control Zone products, up to a maximum royalty of $100,000.

See Notes 4 and 10 (a).

7. LOANS PAYABLE

a) During the year, the Company received $400,000 from a third party. The loan was due on November 23, 2001, and bears interest at 9% per annum. The Company paid a loan fee of $13,000 and was committed to issue as additional compensation to the lender 33,250 common shares of the Company for each month that the loan remained unpaid, to a maximum of 299,250 shares. During the year, 166,250 common shares had been issued by the Company, and an additional 133,000 common shares were advanced by two of the Company's directors to the lender. The loan is secured by a general security interest over all the assets and undertaking of the Company, and an assignment of the debt in the amount of $750,000 owing by Control Zone to the Company, together with an assignment of security granted by Control Zone. The loan is also guaranteed by two directors.

In payment for the directors' guarantees and in repayment of the advance of 133,000 common shares, the Company issued 100,000 common shares of the Company during the year to each of the two directors. In addition, a finder's fee of $24,000 in cash was paid by the Company to a third party.

Pursuant to a shares for debt agreement dated December 4, 2001, $110,000 of the loan is to be settled by the issuance of 1,100,000 common shares to the lender. The loan, together with the right, title and interest in and to the additional debt obligations and the security, was assigned to another third party.

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

Pursuant to yet another shares for debt agreement dated December 4, 2001, the assignee had agreed to a release of the general security interest over the assets and undertaking of the Company, relief of the loan guarantee by two directors, and a full and complete settlement of the loan of $300,000 by issuance of 3,000,000 common shares of the Company at a deemed price of $0.10 per share. The agreement is subject to Canadian Venture Exchange approval. In a stock option agreement dated December 4, 2001 the assignee has been granted the right and option to require two of the company directors to purchase up to 3,000,000 common shares, held under the name of the assignee, at $0.1503 per share.

See Note 10 (d).

b) During the year ended December 31, 2000, the Company received $37,000 from the spouse of a director of the Company. The loan is unsecured, non-interest bearing and with no specific terms of repayment.

See Note 10 (d).

8. SHARE CAPITAL

(a) Authorized

100,000,000 common shares without par value.

(b) Issued and Fully Paid
	Number of shares	Amount
Balance, December 31, 1998	4,914,512	$4,165,170

Issued pursuant to exercise of share purchase	991,000	346,850
Balance, December 31, 1999	5,905,512	4,512,020

Issued pursuant to exercise of stock options	66,666	26,666
Balance, December 31, 2000	5,972,178	4,538,686

Issued as loan bonus	456,250	119,423

Issued to directors for loan guarantees	200,000	20,000

Issued pursuant to a private placement	1,000,000	100,000

Balance, December 31, 2001	7,628,428	$4,778,109

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

(c) Stock Options

As at December 31, 1999, the directors and employees stock options outstanding were:
Number of Shares	Exercise Price	Expiry Date
255,000	$0.40	November 21, 2000

There were no stock options outstanding as at December 31, 2001 and 2000.

(d) Contributed Surplus

The contributed surplus resulted from a cancellation of escrow shares during 1998.

(e) Share Purchase Warrants

Pursuant to the private placement of 1,000,000 common shares at $0.10 per share 1,000,000 non-transferable share purchase warrants were issued which entitle the holders to purchase 1,000,000 shares at $0.10 per share for a two year period.

Pursuant to the issue of 170,000 special warrants as part of the consideration of the loans obtained from two companies under common control 85,000 share purchase warrants are exercisable at $0.45 and $0.65 per share during the first and second years respectively.

There were no share purchase warrants outstanding as at December 31, 2000 and 1999.

9. RELATED PARTY TRANSACTIONS

Expenses include the following payments and accruals (exclusive of GST) to companies controlled by certain directors and officers of the Company for:

	2001	2000	1999
Management services	$30,000	$30,000	$30,000
Consulting fees	---	2,500	---
Office administrative and corporate services	42,000	24,000	24,000
Accounting services	6,500	18,250	6,500
Interests on loans and advances	26,712	7,227	---

Payments for accounting services are based on a per diem rate. Payments for other services are in accordance with the respective agreements, which are for 24 month terms, and which automatically renew for further 24 month terms.

See Note 10(c).

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

10. SUBSEQUENT EVENTS

a) Subsequent to December 31, 2001, 1,600,000 common shares were issued at a deemed price of $0.10 per share to settle a note payable. (See Note 6)

b) Subsequent to December 31, 2001, 500,000 common shares were issued at a deemed price of $0.10 per share to settle accounts payable.

c) Subsequent to December 31, 2001, 2,450,000 common shares were issued at a deemed price of $0.10 to settle amount due to companies controlled by directors.

d) Subsequent to December 31, 2001, 4,820,000 common shares were issued at a deemed price of $0.10 to settle loans payable due to third party.

11. CONTINGENT LIABILITIES

The Company may be contingently liable for audit and accounting fees in the amount of $19,944.50. The Company has taken the position that it does not owe that amount. This amount has not been provided for in the accounts.

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The Company follows Canadian generally accepted accounting principles which are different in some respects from those applicable in the United States as follows:

a) Loss Per Share

FASB 128 requires that the Company report basic loss per share, as well as diluted loss per share. Under U.S. GAAP basic loss per share is calculated by dividing loss over the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company meeting certain performance criteria. Under Canadian GAAP the calculation of basic loss per share is similar except that escrowed shares are included in determining the weighted average number of shares outstanding. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. There were no escrowed shares as at December 31, 2001, 2000 and 1999.

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Weighted average number of shares outstanding:

Per Canadian GAAP	6,285,130	5,914,986	4,915,170

Net loss per Canadian and US GAAP	$(1,120,294)	$(368,936)	$(117,414)

Loss per share per Canadian and US GAAP (basic)	$ (0.18)	$ (0.06)	$ (0.02)

Loss per share per US GAAP (diluted)	$(0.18)	$(0.06)	$(0.02)

b) Impairment Losses

Statement of Financial Accounting Standards No. 121 (the statement), issued March, 1995 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company should estimate future cash flows expected to result from the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized. The statement is effective for financial statements for fiscal years beginning after December 15, 1995.

Earlier application is encouraged. Restatement of previously issued financial statements is not permitted. Impairment losses resulting from the application of the statement should be reported in the period in which the recognition criteria are first applied and met. The Company's long lived assets are investment and capital assets. According to management review, there were no impairment losses.

c) Stock Options

The Company follows APB 25 for options granted to employees and directors. For employees and directors, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees and directors is equal or exceeds the market value of the shares at the date granted and at the date of re-pricing, therefore, no compensation expense is recognized for US GAAP purposes.

PACIFIC STRATUS VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

d) Derivative Instruments and Hedging Activity

Effective for fiscal years beginning after June 15, 2000, Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activity", is applicable for U.S. GAAP purposes. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. As at December 31, 2001 and 2000, the Company did not have any derivative or hedging instruments and, therefore, does not believe the adoption of SFAS 133 would result in a material GAAP difference.

The impact of the foregoing on the financial statements is as follows:
Balance Sheets	2001	2000
Total assets per Canadian GAAP	$ 70,312	$ 721,404
Adjustments to reconcile to US GAAP	---	---
Total assets per US GAAP	$ 70,312	$721,404
Total liabilities per Canadian and US GAAP	$1,041,041	$811,262
Deficit, end of year per Canadian GAAP	$(6,691,169)	$(5,570,875)
Adjustments to reconcile to US GAAP	---	---
Deficit, end of year per US GAAP	(6,691,169)	(5,570,875)
Share capital per Canadian GAAP	4,778,109	4,538,686
Contributed surplus	942,331	942,331
Total shareholders' equity per US GAAP	$(970,729)	$(89,858)
Statements of Deficit	2001	2000	1999
Net loss per Canadian GAAP	$(1,120,294)	$(368,936)	$(117,414)
Adjustments to reconcile to US GAAP	---	---	---
Net loss per US GAAP	$(1,120,294)	$(368,936)	$(117,414)
Statements at cash flows	2001	2000	1999
Cash flows from operating activities per Canadian and US GAAP	$(373,456)	$(211,225)	$(97,353)
Cash flows from financing activities per Canadian and US GAAP	490,031	664,868	343,685
Cash flows from investing activities per Canadian and US GAAP	(247,544)	(549,765)	(48,369)
Increase (decrease) in cash per Canadian and US GAAP	$(130,969)	$ (96,122)	$197,763

PART III

ITEM 1.   INDEX TO EXHIBITS

(a)   Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 52 of this Form 10-SB under "Item 2, Description of Exhibits".

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2002	Pacific Stratus Ventures Ltd. By: /s/ "Harry Chew" Harry Chew, President

ITEM 2.   DESCRIPTION OF EXHIBITS

EXHIBITS
Exhibit No.	Description of Exhibit
3.1(a)	Memorandum of Incorporation - 9003 Investments Ltd. dated December 31, 1985 (the equivalent of "Articles", as used in Canada).
3.1(b)	Altered Memorandum of Incorporation - Geneve Cosmeceuticals Inc. and Special Resolution dated October 3, 1986 (the equivalent of "Articles", as used in Canada).
3.1(c)	Altered Memorandum of Incorporation - Geneve Cosmeceuticals Inc. and Special Resolution dated October 29, 1986 (the equivalent of "Articles", as used in Canada).
3.1(d)	Altered Memorandum of Incorporation - Pacific Concord Holding (Canada) Limited and Special Resolution dated June 18, 1991 (the equivalent of "Articles", as used in Canada).
3.1(e)	Altered Memorandum of Incorporation - Pacific Stratus Ventures Ltd. and Special Resolution dated May 26, 1998 attached as Schedule "A" (the equivalent of "Articles", as used in Canada).
3.2	Articles of Incorporation (the equivalent of "By-Laws", as used in Canada)
10.1

Administrative Services Agreement dated November 1, 1997, as amended January 1, 2001 by Letter Agreement, between the Company and PPIF, whereby the Company pays PPIF $3,500 monthly to perform administrative duties and corporate services.

10.2	Management Services Agreement dated November 1, 1997 between the Company and Myntek, whereby the Company pays Myntek $2,500 monthly to perform management functions.
10.3

Letter of Intent dated September 6, 2000 between the Company, Control Zone and Thierry, whereby the Company issues to Thierry 11,500,000 shares in exchange for all of the issued and outstanding shares of Control Zone.

10.4	General Security Agreement dated October 31, 2000 between the Company and Control Zone, securing a $759,554 loan advanced to Control Zone.
10.5

Loan Agreement dated February 23, 2001 between the Company, 606282 B.C., David J.L. Williams and Harry Chew, whereby the Company received $400,000 from 606282 B.C. and is committed to issue 299,250 shares to 606282 B.C.

10.6	General Security Agreement dated February 23, 2001 between the Company and 606282 B.C. granting 606282 B.C. a first charge over all assets of Control Zone.
10.7	Assignment of Debt and Security Agreement dated February 23, 2001 between the Company and 606282 B.C., assigning the Control Zone debt and General Security Agreement by the Company to 606282 B.C.
10.8

Demand Promissory Note dated September 15, 2000 for $150,000 from the Company to TWE, together with extension dated January 31, 2001 and letter dated February 28, 2001, whereby the Company issues to TWE a maximum of 85,000 shares and 42,500 share purchase warrants.

10.9

Demand Promissory Note dated September 15, 2000 and October 31, 2000 for $150,000 from the Company to PPIF, whereby the Company issues to PPIF a maximum of 85,000 shares and 42,500 share purchase warrants.

10.10	Promissory Note dated December 19, 2000 for US$200,000 from the Company to Yuko Takahashi, whereby the Company issues to Yuko Takahashi 120,000 shares.
10.11	Notice of Assignment of Debt and Mortgage dated July 31, 2001 between the Company and Wells, wherein the Company assigned its second collateral mortgage against the land held by Wells to PPIF.
10.12	Form of Warrant Certificate.
16.1	Letter on change in certifying accountant.
21.1	List of Subsidiaries - none.
99	Form F-X.